EXHIBIT 99.1

Osisko Development Intercepts 610 g/t Gold Over 0.46 Meters in Underground Drilling at Trixie, Tintic Project

MONTREAL, Feb. 22, 2024 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") is pleased to announce the remaining drilling and underground chip sampling results from new development areas as part of its 2023 exploration program at its 100%-owned Trixie test mine ("Trixie"), within the Company's wider Tintic Project ("Tintic" or the "Tintic Project"), located in the historic East Tintic Mining District in central Utah, U.S.A.

DRILL ASSAY HIGHLIGHTS

This news release includes assays from fourteen underground diamond drill ("DD") holes (see Table 1). Select assay highlights include:

  66.04 grams per tonne ("g/t") gold ("Au") and 167.64 g/t silver ("Ag") over 8.99 meters ("m") in TRXU-DD-23-072A (1.93 ounce per ton ("oz/t") Au and 4.89 oz/t Ag over 29.50 feet ("ft")) including
    610.00 g/t Au and 1,523.00 g/t Ag over 0.46 m (17.79 oz/t Au and 44.42 oz/t Ag over 1.50 ft)
    180.00 g/t Au and 691.00 g/t Ag over 0.76 m (5.25 oz/t Au and 20.15 oz/t Ag over 2.50 ft)
  23.89 g/t Au and 151.04 g/t Ag over 9.45 m in TRXU-DD-23-068 (0.70 oz/t Au and 4.41 oz/t Ag over 31.00 ft) including
    81.23 g/t Au and 98.14 g/t Ag over 0.76 m (2.37 oz/t Au and 2.86 oz/t Ag over 2.50 ft)
  102.67 g/t Au and 740.43 g/t Ag over 1.07 m in TRXU-DD-23-061 (2.99 oz/t Au and 21.60 oz/t Ag over 3.50 ft) including
    281.00 g/t Au and 1,644.00 g/t Ag over 0.30 m (8.20 oz/t Au and 47.95 oz/t Ag over 1.00 ft)
  10.84 g/t Au and 35.29 g/t Ag over 4.57 m in TRXU-DD-23-066 (0.32 oz/t Au and 1.03 oz/t Ag over 15.00 ft)
  5.79 g/t Au and 101.98 g/t Ag over 13.72 m in TRXU-DD-23-065 (0.17 oz/t Au and 2.97 oz/t Ag over 45.00 ft)

DRILL RESULTS SUMMARY

  In 2023, the company completed a total of 6,028 m (19,776 ft) of underground drilling in 73 DD holes at Trixie. Assays have now been received for all 2023 holes testing the Trixie high sulphidation epithermal Au-Ag targets. A new mineral resource estimate ("MRE") for the Trixie deposit ("Trixie MRE") is in progress and is expected to be released in March 2024. The Trixie MRE will include all underground drilling and chip sample assays from the 2023 program.
  One additional hole (TRXU-DD-23-073) was drilled to a depth of 759.6 m (2,492 ft) and targeted a copper-gold porphyry target below Trixie. Assays for this hole are pending.
  The focus of these recent holes was to test for mineralization along one of the priority target areas south on strike from the known T2 domain, south towards the Sioux Ajax fault (see Figure 2). Results from holes TRXU-DD-23-065 (5.79 g/t Au over 13.72 m), TRXU-DD-23-066 (10.84 g/t over 4.57 m) and TRXU-DD-23-068 (23.89 g/t Au over 9.45 m) indicate that the mineralization appears to be plunging to the south towards the Sioux Ajax Fault.
  One diamond drill rig is currently active at surface testing a copper-gold-molybdenum target at Big Hill and is at a current depth of 922 m (3,028 ft). The target depth for this hole is approximately 1,524 m (5,000 ft). Assays are pending for this drillhole.

UNDERGROUND CHIP SAMPLE ASSAY HIGHLIGHTS

Assay highlights include underground chip samples from 55 new development faces at Trixie. Of these, 25 faces had samples with greater than 1.0 g/t Au or greater than 50.0 g/t Ag values (see Table 2). The remaining chip samples returned no significant assays. Selected assay highlights include:

  123.67 g/t Au and 658.46 g/t Ag over 4.27 m in CH01683 (3.61 oz/t Au and 19.21 oz/t Ag over 14.00 ft) including
    717.86 g/t Au and 2,996.98 g/t Ag over 0.61 m (20.94 oz/t Au and 87.41 oz/t Ag over 2.00 ft)
  40.84 g/t Au and 67.16 g/t Ag over 3.66 m in CH01694 (1.19 oz/t Au and 1.96 oz/t Ag over 12.00 ft) including
    153.72 g/t Au and 227.32 g/t Ag over 0.91 m (4.48 oz/t Au and 6.63 oz/t Ag over 3.00 ft)
  385.26 g/t Au and 1094.04 g/t Ag over 0.30 m in CH01687 (11.24 oz/t Au and 31.91 oz/t Ag over 1.00 ft)
  26.89 g/t Au and 186.63 g/t Ag over 3.05 m in CH01682 (0.78 oz/t Au and 5.44 oz/t Ag over 10.00 ft)
  28.62 g/t Au and 150.08 g/t Ag over 2.23 m in CH01676 (0.83 oz/t Au and 4.38 oz/t Ag over 7.30 ft) including
    62.60 g/t Au and 247.62 g/t Ag over 0.91 m (1.83 oz/t Au and 7.22 oz/t Ag over 3.00 ft)
  7.74 g/t Au and 202.67 g/t Ag over 7.62 m in CH01679 (0.23 oz/t Au and 5.91 oz/t Ag over 25.00 ft)
  18.48 g/t Au and 355.54 g/t Ag over 1.52 m in CH01664 (0.54 oz/t Au and 10.37 oz/t Ag over 5.00 ft)

CHIP SAMPLE SUMMARY

  Chip samples were collected in new development areas in the face and walls of exploration crosscuts to explore along all domains of the Trixie deposit on the 625 Level, to the north towards the Trixie Fault and to the south towards the Sioux Ajax Fault.
  The sampling and drilling results indicate that target areas to the north of Trixie and to the south down plunge of the T2 structure are potentially mineralized and warrant further follow-up exploration drilling and sampling to understand the extent of mineralization.

About Trixie

The Trixie test mine is one of several gold and base metal targets within the larger Tintic Project consisting of >17,000 acres of patented mining claims and mineral leases (14,200 acres of patented mining claims and a further approximately 3,000 acres of overwhelmingly leased patented mining claims) within the historic East Tintic Mining District of Central Utah, U.S.A. The T2 and T4 structures at Trixie show multi-ounce gold grades associated with high sulphidation epithermal mineralization, structurally controlled and hosted within quartzites. The T2 structure mineralization consists of native Au, and rare Au-Ag rich telluride minerals with quartz. The T4 is a mineralized stockwork zone is located in the hanging wall of the T2 and is comprised of Au-Ag rich mineralization in host rock quartzite with quartz-barite-sulphosalt stockwork veining. Mineralization reports consistent multi-ounce gold grades along the entire strike length.

A 3D model and virtual site tour of Trixie and the wider Tintic Project is accessible on the Company's VRIFY page at: https://vrify.com/decks/12801.

Information relating to the Tintic Project and the current MRE for the Trixie deposit (the "Trixie MRE") is supported by the technical report titled "NI 43-101 Technical Report, Initial Mineral Resource Estimate for the Trixie Deposit, Tintic Project, Utah, United States of America", dated January 27, 2023 (with an effective date of January 10, 2023) prepared for the Company by independent representatives of Micon International Limited (the "Tintic Technical Report"). Reference should be made to the full text of the Tintic Technical Report, which was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and is available electronically on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under Osisko Development's issuer profile and on the Company's website at www.osiskodev.com.

Figure 1: Tintic Project – Trixie Area

Figure 2: Trixie Long Section with Drill Highlights

Figure 3: Trixie Long Section with Target Areas

Table 1: Drilling Length Weighted Assay Composites at Trixie

Hole ID		Depth from (m)	Depth to (m)	Length (m)	Au (g/t)	Ag (g/t)	Depth from (ft.)	Depth to (ft.)	Length (ft.)	Au (oz/t)	Ag (oz/t)
TRXU-DD-23-060		6.10	6.61	0.52	1.19	35.10	20.00	21.70	1.70	0.03	1.02
TRXU-DD-23-060		73.15	74.68	1.52	7.14	100.00	240.00	245.00	5.00	0.21	2.92
TRXU-DD-23-060		95.40	106.38	10.97	2.95	11.77	313.00	349.00	36.00	0.09	0.34
TRXU-DD-23-060	Including	102.84	103.94	1.10	22.53	77.10	337.40	341.00	3.60	0.66	2.25
TRXU-DD-23-060		110.79	113.54	2.74	1.51	6.59	363.50	372.50	9.00	0.04	0.19
TRXU-DD-23-061		36.12	37.19	1.07	102.67	740.43	118.50	122.00	3.50	2.99	21.60
TRXU-DD-23-061	Including	36.88	37.19	0.30	281.00	1,644.00	121.00	122.00	1.00	8.20	47.95
TRXU-DD-23-061		43.28	44.50	1.22	3.67	6.41	142.00	146.00	4.00	0.11	0.19
TRXU-DD-23-062	No Significant Assays
TRXU-DD-23-063		74.98	77.63	2.65	2.35	68.43	246.00	254.70	8.70	0.07	2.00
TRXU-DD-23-064	No Significant Assays
TRXU-DD-23-065		64.31	65.23	0.91	2.78	12.87	211.00	214.00	3.00	0.08	0.38
TRXU-DD-23-065		94.18	107.90	13.72	5.79	101.98	309.00	354.00	45.00	0.17	2.97
TRXU-DD-23-065	Including	97.23	98.76	1.52	8.24	11.86	319.00	324.00	5.00	0.24	0.35
TRXU-DD-23-065	and	100.68	101.35	0.67	11.09	254.00	330.30	332.50	2.20	0.32	7.41
TRXU-DD-23-065	and	101.80	102.93	1.13	18.73	230.00	334.00	337.70	3.70	0.55	6.71
TRXU-DD-23-065	and	104.70	106.38	1.68	12.04	508.00	343.50	349.00	5.50	0.35	14.82
TRXU-DD-23-066		65.07	67.97	2.90	13.01	140.85	213.50	223.00	9.50	0.38	4.11
TRXU-DD-23-066		65.07	66.60	1.52	19.96	206.00	213.50	218.50	5.00	0.58	6.01
TRXU-DD-23-066		79.86	81.23	1.37	2.14	30.27	262.00	266.50	4.50	0.06	0.88
TRXU-DD-23-066		87.78	89.00	1.22	7.90	133.00	288.00	292.00	4.00	0.23	3.88
TRXU-DD-23-066		98.45	99.97	1.52	3.20	5.60	323.00	328.00	5.00	0.09	0.16
TRXU-DD-23-066		103.33	107.90	4.57	10.84	35.29	339.00	354.00	15.00	0.32	1.03
TRXU-DD-23-067	No Significant Assays
TRXU-DD-23-068		75.59	85.04	9.45	23.89	151.04	248.00	279.00	31.00	0.70	4.41
TRXU-DD-23-068	Including	75.59	76.20	0.61	33.56	140.00	248.00	250.00	2.00	0.98	4.08
TRXU-DD-23-068	and	76.20	76.96	0.76	81.23	98.14	250.00	252.50	2.50	2.37	2.86
TRXU-DD-23-068	and	78.33	79.25	0.91	26.95	120.00	257.00	260.00	3.00	0.79	3.50
TRXU-DD-23-068	and	80.62	81.69	1.07	37.34	220.00	264.50	268.00	3.50	1.09	6.42
TRXU-DD-23-068	and	81.69	82.30	0.61	52.50	330.00	268.00	270.00	2.00	1.53	9.63
TRXU-DD-23-068	and	84.43	85.04	0.61	23.03	530.00	277.00	279.00	2.00	0.67	15.46
TRXU-DD-23-069		102.11	108.81	6.71	3.06	10.33	335.00	357.00	22.00	0.09	0.30
TRXU-DD-23-069	Including	106.22	106.98	0.76	5.34	7.98	348.50	351.00	2.50	0.16	0.23
TRXU-DD-23-069	and	106.98	107.90	0.91	8.00	25.90	351.00	354.00	3.00	0.23	0.76
TRXU-DD-23-070		28.35	31.39	3.05	6.94	12.00	93.00	103.00	10.00	0.20	0.35
TRXU-DD-23-070	Including	30.18	31.39	1.22	9.27	20.00	99.00	103.00	4.00	0.27	0.58
TRXU-DD-23-071		6.10	7.01	0.91	3.41	16.00	20.00	23.00	3.00	0.10	0.47
TRXU-DD-23-071		9.91	10.36	0.46	19.45	73.00	32.50	34.00	1.50	0.57	2.13
TRXU-DD-23-071		17.53	18.59	1.07	4.70	44.00	57.50	61.00	3.50	0.14	1.28
TRXU-DD-23-071		21.64	23.01	1.37	7.70	21.00	71.00	75.50	4.50	0.22	0.61
TRXU-DD-23-071		25.30	27.13	1.83	4.88	14.58	83.00	89.00	6.00	0.14	0.43
TRXU-DD-23-072		1.22	2.13	0.91	2.03	20.00	4.00	7.00	3.00	0.06	0.58
TRXU-DD-23-072		6.71	7.47	0.76	2.30	12.00	22.00	24.50	2.50	0.07	0.35
TRXU-DD-23-072		9.45	10.36	0.91	10.66	71.00	31.00	34.00	3.00	0.31	2.07
TRXU-DD-23-072		13.56	18.14	4.57	3.32	3.00	44.50	59.50	15.00	0.10	0.09
TRXU-DD-23-072	Including	13.56	14.33	0.76	6.36	0.00	44.50	47.00	2.50	0.19	0.00
TRXU-DD-23-072	and	17.22	18.14	0.91	5.80	15.00	56.50	59.50	3.00	0.17	0.44
TRXU-DD-23-072A		9.45	10.06	0.61	5.84	38.00	31.00	33.00	2.00	0.17	1.11
TRXU-DD-23-072A		13.41	22.56	9.14	2.94	11.45	44.00	74.00	30.00	0.09	0.33
TRXU-DD-23-072A		23.47	32.46	8.99	66.04	167.64	77.00	106.50	29.50	1.93	4.89
TRXU-DD-23-072A	Including	25.91	26.52	0.61	9.62	53.00	85.00	87.00	2.00	0.28	1.55
TRXU-DD-23-072A	and	30.18	30.63	0.46	23.04	254.00	99.00	100.50	1.50	0.67	7.41
TRXU-DD-23-072A	and	30.63	31.09	0.46	610.00	1,523.00	100.50	102.00	1.50	17.79	44.42
TRXU-DD-23-072A	and	31.09	31.85	0.76	180.00	691.00	102.00	104.50	2.50	5.25	20.15

Table 2: Face Chip Sample Length Weighted Assay Composites at Trixie

Site ID		Depth from (m)	Depth to (m)	Length (m)	Au (g/t)	Ag (g/t)	Depth from (ft.)	Depth to (ft.)	Length (ft.)	Au (oz/t)	Ag (oz/t)
CH01661		1.52	3.05	1.52	1.20	0.00	5.00	10.00	5.00	0.04	0.00
CH01664		4.57	6.10	1.52	18.48	355.54	15.00	20.00	5.00	0.54	10.37
CH01667		3.05	4.57	1.52	1.03	13.75	10.00	15.00	5.00	0.03	0.40
CH01670		0.00	3.84	3.84	4.17	51.40	0.00	12.60	12.60	0.12	1.50
CH01670	Including	1.95	3.05	1.10	7.37	136.99	6.40	10.00	3.60	0.21	4.00
CH01672		3.05	4.57	1.52	1.68	13.09	10.00	15.00	5.00	0.05	0.38
CH01674		0.52	1.37	0.85	2.37	32.88	1.70	4.50	2.80	0.07	0.96
CH01674		3.96	4.57	0.61	6.31	231.80	13.00	15.00	2.00	0.18	6.76
CH01676		1.43	3.66	2.23	28.62	150.08	4.70	12.00	7.30	0.83	4.38
CH01676	Including	1.83	2.74	0.91	62.60	247.62	6.00	9.00	3.00	1.83	7.22
CH01677		0.67	0.88	0.21	19.44	1364.11	2.20	2.90	0.70	0.57	39.79
CH01678		3.81	4.57	0.76	1.30	20.40	12.50	15.00	2.50	0.04	0.59
CH01679		0.00	7.62	7.62	7.74	202.67	0.00	25.00	25.00	0.23	5.91
CH01679	Including	5.49	6.10	0.61	18.00	386.36	18.00	20.00	2.00	0.52	11.27
CH01679	and	6.10	6.71	0.61	29.35	560.88	20.00	22.00	2.00	0.86	16.36
CH01680		0.00	4.57	4.57	2.72	97.08	0.00	15.00	15.00	0.08	2.83
CH01682		4.57	7.62	3.05	26.89	186.63	15.00	25.00	10.00	0.78	5.44
CH01682	Including	4.57	4.88	0.30	77.34	439.29	15.00	16.00	1.00	2.26	12.81
CH01682	and	6.40	7.62	1.22	41.10	290.02	21.00	25.00	4.00	1.20	8.46
CH01683		0.00	4.27	4.27	123.67	658.46	0.00	14.00	14.00	3.61	19.21
CH01683	Including	0.00	0.34	0.34	103.67	583.89	0.00	1.10	1.10	3.02	17.03
CH01683	and	0.64	0.88	0.24	134.02	1961.66	2.10	2.90	0.80	3.91	57.22
CH01683	and	1.80	2.04	0.24	40.25	195.20	5.90	6.70	0.80	1.17	5.69
CH01683	and	3.66	4.27	0.61	717.86	2,996.98	12.00	14.00	2.00	20.94	87.41
CH01686		3.05	3.66	0.61	5.35	60.37	10.00	12.00	2.00	0.16	1.76
CH01687		0.00	0.30	0.30	385.26	1,094.04	0.00	1.00	1.00	11.24	31.91
CH01689		0.00	1.07	1.07	2.13	8.23	0.00	3.50	3.50	0.06	0.24
CH01690		0.00	7.19	7.19	2.38	31.17	0.00	23.60	23.60	0.07	0.91
CH01690	Including	3.29	4.02	0.73	4.94	117.96	10.80	13.20	2.40	0.14	3.44
CH01692		1.77	4.39	2.62	2.85	41.40	5.80	14.40	8.60	0.08	1.21
CH01692		1.77	2.19	0.43	4.53	132.43	5.80	7.20	1.40	0.13	3.86
CH01694		0.91	4.57	3.66	40.84	67.16	3.00	15.00	12.00	1.19	1.96
CH01694	Including	3.66	4.57	0.91	153.72	227.32	12.00	15.00	3.00	4.48	6.63
CH01696		0.00	0.91	0.91	2.23	43.16	0.00	3.00	3.00	0.06	1.26
CH01698		1.52	3.66	2.13	4.31	28.81	5.00	12.00	7.00	0.13	0.84
CH01698	Including	1.52	1.83	0.30	20.84	137.68	5.00	6.00	1.00	0.61	4.02
CH01699		0.00	1.52	1.52	2.30	4.56	0.00	5.00	5.00	0.07	0.13
CH01705		2.68	4.05	1.37	2.57	59.75	8.80	13.30	4.50	0.07	1.74
CH01707		0.00	0.91	0.91	3.09	37.47	0.00	3.00	3.00	0.09	1.09
CH01708		0.91	4.57	3.66	2.99	20.77	3.00	15.00	12.00	0.09	0.61
CH01708	Including	0.91	1.83	0.91	5.73	25.27	3.00	6.00	3.00	0.17	0.74

Qualified Persons

The scientific and technical information contained in this news release has been reviewed and approved by Maggie Layman, P.Geo., Vice President, Exploration of Osisko Development, and a "qualified person" within the meaning of NI 43-101.

Face Sampling Methodology

As most structures at Trixie are steeply dipping to the east or west, current sampling procedures are designed to sample the structure. Chip samples are collected and do not exceed 1.0 m (3 ft.) in length. The face is washed for safety, and for better identification of mineralization, alteration and structures. The hanging wall and footwall of the structures are marked up on the face and back, samples intervals are marked up and follow lithological contacts.

Samples are collected in feet and assays are reported in grams per tonne and troy ounce per short ton gold and silver. Conversions to metric and imperial measurements are rounded to two decimal places.

Quality Assurance (QA) – Quality Control (QC)

All drill core and exploration samples are dispatched to SGS Canada's laboratory in Burnaby, British Columbia for offsite sample preparation and analysis. Samples are assigned a unique sample ID. All geological and sampling information is entered into Datamine Fusion database. Core is sawn in half and half is sampled. Certified standards and blanks are inserted into all sample dispatches. Samples are collected by Old Dominion Transportation and dispatched to SGS Canada’s laboratory in Burnaby, British Columbia. Sample submission forms accompany the samples, and digital copies are emailed to SGS Canada.

All core sample preparation is completed by SGS Canada, including drying, crushing, and pulverizing of samples. Analytical assays include gold by 30 gram fire assay with AAS finish (GO_FAA30V10), and gold overlimits by fire assay with gravimetric finish (GO_FAG30V). Multielement analysis (including silver) is by four-acid digest with ICP-AES/ICP-MS finish (GE_ICM40Q12). The pulps are returned to Osisko Development and coarse rejects are disposed after 90 days. Assays are reported to Osisko Development and then loaded into Datamine Fusion. Quality Assurance-Quality Control samples are checked, and assays are merged with sample information for future reporting.

Underground face samples are collected by Company geologists from each of the active mining faces, with samples transported by the geologists from Trixie to the on-site Company laboratory located at the Burgin administrative complex. Underground samples are dried, crushed to <10 mm and a 250 g split is taken. The split is pulverized, and a 30 g Fire Assay with gravimetric finish is completed to determine gold and silver grades, reported in oz/short ton and g/t.

The Company's Burgin laboratory is not a certified analytical laboratory, but the facility is managed by a qualified laboratory manager with annual auditing by technical staff. Inter-laboratory check assays using ALS Laboratory as a third-party independent analysis of samples is routinely carried out as part of ongoing QA/QC work. Certified OREAS QC standards and blanks are inserted at regular intervals in the sample stream to monitor laboratory performance.

True width determination is estimated to be approximately 0.3 m to 2.4 m (1 to 8 ft.) wide for the T2 structure, approximately 3 m to 25 m (10 to 80 ft.) for the T4 mineralized stockwork zone located in the hanging wall of the T2 structure and 1.5 m to 3 m (5 to 9 ft.) for the 75-85 structure.

ABOUT OSISKO DEVELOPMENT CORP.

Osisko Development Corp. is a premier North American gold development company focused on high-quality past-producing properties located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its 100%-owned Cariboo Gold Project, located in central B.C., Canada, the Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico. In addition to considerable brownfield exploration potential of these properties, that benefit from significant historical mining data, existing infrastructure and access to skilled labour, the Company's project pipeline is complemented by other prospective exploration properties. The Company's strategy is to develop attractive, long-life, socially and environmentally sustainable mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, visit our website at www.osiskodev.com or contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Director, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

CAUTIONARY STATEMENTS

Cautionary Statement Regarding Test Mining Without Feasibility Study

The Company cautions that its prior decision to commence small-scale underground mining activities and batch vat leaching at the Trixie test mine was made without the benefit of a feasibility study, or reported mineral resources or mineral reserves, demonstrating economic and technical viability, and, as a result there may be increased uncertainty of achieving any particular level of recovery of material or the cost of such recovery. The Company cautions that historically, such projects have a much higher risk of economic and technical failure. Small scale test-mining at Trixie was suspended in December 2022 and resumed in the second quarter of 2023. Even with the resumption of small-scale test-mining at Trixie, there is no guarantee that production will continue as anticipated or at all or that anticipated production costs will be achieved. The failure to continue production may have a material adverse impact on the Company's ability to generate revenue and cash flow to fund operations. Failure to achieve the anticipated production costs may have a material adverse impact on the Company's cash flow and potential profitability. In continuing current operations at Trixie, the Company has not based its decision to continue such operations on a feasibility study, or reported mineral resources or mineral reserves demonstrating economic and technical viability.

Cautionary Statement to U.S. Investors

The Company is subject to the reporting requirements of the applicable Canadian securities laws and, as a result, reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources, including the information in its technical reports, financial statements, MD&A and this news release, in accordance with Canadian reporting requirements, which are governed by NI 43-101. As such, such information concerning mineral properties, mineralization and estimates of mineral reserves and mineral resources, including the information in its technical reports, financial statements, MD&A and this news release, is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the U.S. Securities and Exchange Commission ("SEC").

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in this news release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (together, "forward-looking statements"). These forward-looking statements, by their nature, require Osisko Development to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Forward-looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward-looking statements. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including the assumptions, qualifications and limitations relating to the significance of the high-priority target drilling; the utility of modern exploration techniques; the potential of Tintic to host a copper-gold porphyry center; the significance of regional exploration potential; the results in the Tintic Technical Report; the capital resources available to Osisko Development; the ability of the Company to execute its planned activities; the ability of the Company to obtain future financing and the terms of such financing; management's perceptions of historical trends, current conditions and expected future developments; the utility and significance of historic data, including the significance of the district hosting past producing mines; future mining activities; unique mineralization at Trixie; the potential of high-grade gold mineralization on Trixie; the potential for unknown mineralized structures to extend existing zones of mineralization; category conversion; the timing and status of permitting; the results (if any) of further exploration work to define and expand mineral resources; the ability of exploration work (including drilling and chip sample assays, and face sampling methodologies) to accurately predict mineralization; the ability to generate additional drill targets; the ability of management to understand the geology and potential of the Company's properties; the ability of the Company to expand mineral resources beyond current mineral resource estimates; the ability of the Company to complete its exploration objectives for its projects in 2023-24 in the timing contemplated (if at all); the ongoing advancement of the deposits on the Company's properties; the deposit remaining open for expansion at depth and down plunge; the ability to realize upon any mineralization in a manner that is economic; the ability to adapt to changes in gold prices, estimates of costs, estimates of planned exploration and development expenditures; the ability of the Company to obtain further capital on reasonable terms; assay results presented in this news release; the profitability (if at all) of the Company's operations; the Company being a well-positioned gold development company in Canada, USA and Mexico; sustainability and environmental impacts of operations at the Company's properties; as well as other considerations that are believed to be appropriate in the circumstances, and any other information herein that is not a historical fact may be "forward looking information". Material assumptions also include, management's perceptions of historical trends, the ability of exploration (including drilling and chip sample assays, and face sampling) to accurately predict mineralization, budget constraints and access to capital on terms acceptable to the Company, current conditions and expected future developments, regulatory framework remaining defined and understood, results of further exploration work to define or expand any mineral resources, as well as other considerations that are believed to be appropriate in the circumstances. Osisko Development considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko Development, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko Development and its business. Such risks and uncertainties include, among others, risks relating to capital market conditions and the Company's ability to access capital on terms acceptable to the Company for the contemplated exploration and development at the Company's properties; the ability to continue current operations and exploration; regulatory framework and presence of laws and regulations that may impose restrictions on mining; the ability of exploration activities (including drill and chip sampling, and face sampling results) to accurately predict mineralization; errors in management's geological modelling; the ability to expand operations or complete further exploration activities, including drilling and chip sample assays and face sampling; the timing and ability of the Company to obtain required approvals and permits; the results of exploration activities; risks relating to exploration, development and mining activities; the global economic climate; metal and commodity prices; fluctuations in the currency markets; dilution; environmental risks; and community, non-governmental and governmental actions and the impact of stakeholder actions. Readers are urged to consult the disclosure provided under the heading "Risk Factors" in the Company's annual information form for the year ended December 31, 2022 as well as the financial statements and MD&A for the year ended December 31, 2022, which have been filed on SEDAR+ (www.sedarplus.ca) under Osisko Development's issuer profile and on the SEC's EDGAR website (www.sec.gov), for further information regarding the risks and other factors applicable to the exploration results. Although the Company's believes the expectations conveyed by the forward-looking statements are reasonable based on information available as of the date hereof, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. Forward-looking statements are not guarantees of performance and there can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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